UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

Corporate Update

AC Immune SA (the “Company”) has been informed by Janssen Pharmaceuticals, Inc. (“Janssen”), a Johnson & Johnson company, in relation to the Phase 2b study ReTain (NCT06544616) in which ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) Alzheimer’s disease that while the Phase 2b Retain trial continues, enrollment has been temporarily paused while Janssen evaluates aspects of the trial (including recruitment). The temporary pause in recruitment is voluntary and not related to new safety findings, and the trial’s pre-specified interim immunogenicity threshold was met.

The temporary pause in recruitment does not impact the Company’s current liquidity position.  In this regard, the Company currently believes that its existing capital resources, as previously indicated, will be sufficient to meet its projected operating requirements into Q3 2027, excluding any potential milestone payments.

During 2026, the Company anticipates reporting clinical results in relation to its other Active Immunotherapy programs, including interim 12-month results in the ABATE clinical trial of ACI-24.060 in Alzheimer’s disease patients (safety, immunogenicity and Abeta PET) as well as final data from Part 1 of the VacSYn Phase 2 clinical trial of ACI-7104.056 in early-stage Parkinson’s disease. Additionally, the Company’s program, ACI-19764, an NLRP3 inflammasome inhibitor, is imminently expected to start dosing healthy volunteers in a Phase 1 trial with results anticipated in the second half of 2026.

The Company will be reporting its Q4 2025 Earnings results on Thursday, March 12.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date:     February 17, 2026